Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dolby Laboratories, Inc.
We consent to the incorporation by reference in the registration statements (Nos. 333-122908, 333-150804, 333-174319, 333-188602 and 333-202012) on Form S-8 of Dolby Laboratories, Inc. of our reports dated November 24, 2015, with respect to the consolidated balance sheets of Dolby Laboratories, Inc. and subsidiaries as of September 25, 2015 and September 26, 2014, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 25, 2015, and the effectiveness of internal control over financial reporting as of September 25, 2015, which reports appear in the September 25, 2015 annual report on Form 10-K of Dolby Laboratories, Inc.

/s/ KPMG LLP

San Francisco, California
November 24, 2015